Exhibit 99.1

Scotiabank Announces Redemption of Non-Cumulative Preferred Share Series 36

/NOTE TO EDITORS: NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES/

TORONTO, June 17, 2021 /CNW/ - Scotiabank (TSX: BNS) (NYSE: BNS) today announced its intention to redeem all outstanding Non-cumulative 5-Year Rate Reset Preferred Shares Series 36 (Non-Viability Contingent Capital (NVCC)) ("Series 36 Shares") of Scotiabank on July 26, 2021 at a price equal to $25.00 per share together with declared and unpaid dividends to the Redemption Date (the "Redemption Price"). Formal notice will be issued to the shareholders in accordance with the share conditions.

The redemption has been approved by the Office of the Superintendent of Financial Institutions and will be financed out of the general funds of Scotiabank. This redemption is part of the Bank's ongoing management of its Tier 1 capital.

On June 1, 2021, the Board of Directors of Scotiabank declared quarterly dividends of $0.343750 per Series 36 Share. This will be the final dividend on the Series 36 Shares and will be paid on July 26, 2021, to shareholders of record at the close of business on July 6, 2021, as previously announced. Subsequent to this final dividend payment, the Series 36 Shares will cease to be entitled to dividends.

About Scotiabank

Scotiabank is a leading bank in the Americas. Guided by our purpose: "for every future", we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of approximately 90,000 employees and assets of approximately $1.1 trillion (as at April 30, 2021), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

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For further information: For Investor Relations enquiries only: Investor Relations, (416) 775-0798, investor.relations@scotiabank.com; For media enquiries only: Clancy Zeifman, Global Communications, (416) 933-1864, clancy.zeifman@scotiabank.com

CO: Scotiabank

CNW 16:15e 17-JUN-21